# Teneo Securities LLC

(A wholly owned subsidiary of Teneo Capital Corporation)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123 |
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| SEC FILE NUMER |
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| 8- 68354 |

# ANNUAL REPORTS FORM X-17A-5 PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Teneo Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

280 Park Avenue 4th Floor
(No. and Street)

| New York | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Michael Stupay | (212) 897-1692 | mstupay@integrated.solutions |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, LLP
(Name – if individual, state last, first, and middle name)

| 100 Park Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/8/03 | 243 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



## AFFIRMATION

I, Karthik Bhavaraju, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to Teneo Securities LLC as of 12/31/22, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

CEO

Title

Notary Public

ALEXSIA GAILLIOT
Notary Public, State of New Jersey
Comm. # 50171361
My Commission Expires 9/15/2026

**This filing\*\* contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



BDO

Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

## Report of Independent Registered Public Accounting Firm

Managers and Member
Teneo Securities LLC
New York, NY

### Opinion on Financial Statement

We have audited the accompanying statement of financial condition of Teneo Securities LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

### Emphasis of Matter

As discussed in Note 3, the Company and Teneo Capital LLC ("TCLLC"), both related parties, are parties to an expense sharing agreement ("ESA"), whereby TCLLC provides accounting, administrative, office space, human resources and other services to the Company. Such services also include billing and collection of all reimbursable expenses related to contracts with customers. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate TCLLC for any or all shared costs that TCLLC has paid on behalf of the Company. Both the Company and TCLLC have agreed not to terminate the ESA any sooner than one year from the date of the financial statements.

BDO USA, LLP

We have served as the Company's auditor since 2015.

New York, NY
March 15, 2023

# Teneo Securities LLC
**(A wholly owned subsidiary of Teneo Capital Corporation)**

## Statement of Financial Condition
## December 31, 2022

| | | |
|---|---|---:|
| **Assets** | | |
| Cash | $ | 264,904 |
| Accounts receivable | | 227,518 |
| Due from affiliate | | 50,000 |
| Other assets | | 6,730 |
| Total assets | $ | 549,152 |
| | | |
| **Liabilities and Member's Equity** | | |
| Accounts payable and accrued expenses | $ | 139,171 |
| | | |
| Member's equity | | 409,981 |
| Total liabilities and member's equity | $ | 549,152 |

The accompanying notes are an integral part of this financial statement.

**Teneo Securities LLC**
**(A wholly owned subsidiary of Teneo Capital Corporation)**

**Notes to Statement of Financial Condition**
**December 31, 2022**

1. **Organization and Business**

   Teneo Securities LLC (the "Company"), a wholly owned subsidiary of Teneo Capital Corporation (the "Parent"), is a limited liability company and was formed under the laws of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

   The primary business of the Company is to act as a broker-dealer providing financial and strategic advice on mergers and acquisitions, divestitures, restructurings, financings, capital raising and other similar transactions.

2. **Summary of Significant Accounting Policies**

   **Basis of Presentation**
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

   **Revenue Recognition**
   The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

   The Company's success and referral revenues are generally from one-time nonrecurring transactions.

   Significant Judgments:
   Revenue from contracts with customers includes success fees and advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

2.    **Summary of Significant Accounting Policies (continued)**

Success fees and referral fees:
The Company earns success fees on mergers and acquisitions, restructurings, capital raising and other strategic transactions that are recognized at the point in time that performance under the arrangement is completed, generally at closing.    The Company also earns revenue by way of transactions that have been referred or consummated by another party and are recognized at the point in time that performance of the underlying transaction is completed, generally at the closing of the underlying transaction. The Company has determined that this date is the appropriate point in time to recognize revenue for success and referral fees as the performance obligation has been satisfied, there are no significant actions which the Company needs to take subsequent to this date and the purchaser obtains the control and benefit of the proceeds at that point. Payment for revenue is due upon closing.

Advisory fees:
The Company provides advisory services on mergers and acquisitions, restructurings, capital raising and other strategic transactions. Revenue for advisory arrangements, in the form retainers, is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.    Payment for revenue is due upon invoicing.

Contract assets and liabilities:
Contract assets represent the Company's right to consideration in exchange for goods or services that the Company has transferred to a customer, excluding unconditional rights to consideration that are presented as receivables. Contract liabilities represent the Company's obligation to deliver products or provide data to customers in the future for which cash has already been received.

**Cash**
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution and may at times exceed amounts insured by the Federal Deposit Insurance Corporation.  The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

**Accounts Receivable**
Accounts receivable include advisory and success fees due from clients.  Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At December 31, 2022, management believed no valuation allowance was warranted.

**Allowance for Credit Losses**
ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326") impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

2. **Summary of Significant Accounting Policies (continued)**

**Allowance for Credit Losses (continued)**

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the statement of financial condition that is deducted from the asset's amortized cost. Changes in the allowance for credit losses are reported in credit loss expense.

The Company identified fees and other receivables (including, but not limited to, receivables related to securities transactions, and advisory fees) as impacted by the guidance. The allowance for credit losses is based on the Company's expectation of the collectability of financial assets including fees receivable and due from affiliates utilizing CECL framework. The Company considers factors such as historical experience, credit quality, age of the balances and economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. The Company's expectation is that credit risk associated with the receivables is not significant until they reach 90 days past due based on the contractual arrangement and expectation of collection.

The statement of operations would reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that might have taken place during the period. The Company has not provided an allowance for credit losses at December 31, 2022.

**Income Taxes**

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will be subject to ongoing reevaluation as facts and circumstances may require. Interest and penalties assessed, if any, are recorded as income tax expense. The Parent's federal and state income tax returns are generally open for examination for years subsequent to 2018.

3. **Transactions with Related Parties**

The Company maintains an administrative services agreement (the "Expense Sharing Agreement") with Teneo Capital LLC ("TCLLC") whereby TCLLC, an owner of the Parent, provides accounting, administrative, office space, human resources and other services to the Company. Such services also include billing and collection of all reimbursable expenses related to contracts with customers. The Company does not have any obligation, direct or indirect, to reimburse or otherwise compensate TCLLC for any or all shared costs that TCLLC has paid on behalf of the Company. Accordingly, these costs have not been recorded on the books of the Company. The parties do not intend to terminate the Expense Sharing Agreement any sooner than one year from the date of these financial statements.

3.  **Transactions with Related Parties (continued)**

During 2022, the Company earned $50,000 of advisory fee income from its United Kingdom affiliate all of which remains unpaid at December 31, 2022.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4.  **Concentration**

Accounts receivable at December 31, 2022 are due from three clients, the two largest of which comprises 90% of that balance.

5.  **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2022, the Company had net capital of $125,733 which exceeded the required net capital of $100,000 by $25,733. The ratio of aggregate indebtedness to net capital, at December 31, 2022 was 1.11 to 1.

The Company does not hold customers' cash or securities and, has no requirements under SEC Rule 15c3-3 and therefore does not claim an exemption under paragraph (k).

6.  **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2022 and determined that there are no material events that would require recognition or disclosure in the Company's financial statements. The Company made a capital contribution of $50,000 on January 23, 2023.